UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, September 10, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

We have learned that, on Friday, September 7, 2018, GyM S.A. -subsidiary of the Graña y Montero Group- and Marcobre S.A.C. –company controlled by Minsur S.A., subsidiary of Breca Group- have agreed the beginning of the construction works of the oxide plant of the mining project Mina Justa, located in Ica, Peru.

Mina Justa is an open-pit copper project whose purpose is the extraction of oxidized and sulfuric minerals for the production of copper.

The construction of the oxides plant includes civil works, the development of 15 concrete pools and the electromechanical assembly.

To date, the parties have signed a Notice to Proceed and the construction contract will be signed in the next few days, as established in the aforementioned notice. The contract amount is approximately USD 85 million plus IGV (sales tax) and will last approximately 21 months.

In this way, Graña y Montero Group will participate with its experience in the second largest mining project in the country, reflecting our clients' trust in the quality of our services and the added value that we can provide to their projects, reinforcing our backlog in engineering, procurement and construction projects.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: September 10, 2018